Ensurapet, Inc.
                                  P.O. Box 7496
                                Canton, OH 44709
                         949-554-7313 - Fax 714-731-2969

December 19, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:               Ensurapet, Inc.
                  Form 10-K and Form 10-K/A for the Year Ended December 31, 2007 File No. 000-52279

Ladies and Gentlemen:

Ensurapet, Inc., a Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated December 15, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Certifications

1. We note that your amended Form 10-K filed on November 21, 2008 does not include managements certifications as required by Item 601(b)(31)(i) and (ii) of Regulation S-K and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Please amend your Form 10-K/A in its entirety to include such certifications.

     We have noted this comment and have revised the disclosure.
The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Yours truly,

/s/ W. Russell Smith
--------------------
W. Russell Smith
CEO